EXHIBIT 11

Pharmaxis Ltd

Code of Conduct

1.	Introduction

Pharmaxis Ltd is committed to:

•	conducting its business in a way that is accountable to shareholders and the wider financial marketplace

•	being a company respected for integrity in all its dealings

•	being an employer that provides opportunity and reward in an environment of trust and respect between all employees regardless of position or function

•	earning the trust of shareholders

•	being respected and welcomed in the communities where it does business

The reputation and integrity of Pharmaxis relies on employees observing the highest standards of behaviour when engaging in corporate activity.

2.	Purpose of the Code

This Code of Conduct (“Code”) provides a common behavioural framework for all employees in the conduct of Pharmaxis business, irrespective of their specific job, direct employer or location in the world. It is a key part of the Pharmaxis culture. It sets out the standards for our relationships with our customers, employees, shareholders, suppliers, competitors, clinical trial participants, research collaborators and the community. All employees are bound by the Code and are expected to comply with the Code when representing the company.

The objective of the Code is to ensure that:

•	high standards of corporate and individual behaviour are observed by all Pharmaxis employees in the context of their employment with Pharmaxis

•	employees are aware of their responsibilities to Pharmaxis under their contract of employment

•	all persons dealing with Pharmaxis whether it be employees, shareholders, suppliers, customers or competitors can be guided by the stated values and policies of Pharmaxis

For the purpose of this document “employees” includes Pharmaxis contractors and directors.

3.	General principles

•	Pharmaxis employees will conduct themselves with integrity in all areas and at all times.

•	Pharmaxis will apply appropriate industry best practices to the health, safety and wellbeing of its employees, customers, suppliers, clinical trial participants and the communities in which it operates.

•	Pharmaxis employees will aim to bring long-term benefits to Pharmaxis rather than short-term advantage for individuals at the expense of the company’s long-term interests.

•	Pharmaxis employees will recognize that effective teamwork requires cooperation with our colleagues across the Company to achieve our corporate goals.

•	Pharmaxis employees will strive to ensure their words and actions show respect for the diverse range of people and cultures with whom they work and for their human rights.

•	Pharmaxis and its employees will exercise due care and diligence in the performance of their duties and responsibilities.

•	Assets and confidential information will be appropriately protected and must not be used by employees for personal gain.

•	Employees who raise their concerns with management when they have genuine suspicions of wrongdoing anywhere in the organisation will be taken seriously and will not be victimised.

•	Pharmaxis does not make political donations.

4.	Obligation to comply with code

Employees will adhere to the Code both in letter and in spirit. Violation of the Code by any employee, or unethical behaviour which may affect the reputation of Pharmaxis, may be subject to disciplinary action including termination of employment.

5.	Integrity

All Pharmaxis’ employees are expected to conduct business in a manner that enhances the Company’s reputation and integrity. The overriding principles which govern behaviour and business dealings are:

•	All business should be conducted in accordance with the laws and regulations of the countries in which Pharmaxis operates.

•	Pharmaxis will compete fairly in the markets in which it operates.

•	Corrupt practices are unacceptable. No bribes or similar payments will be made to, or accepted from, any party. Business entertainment must be in compliance with the Pharmaxis general business expense policy and in the case of dealings with government agencies, within the rules and regulations of the agency concerned. Third parties must not be used to circumvent this policy.

•	All commercial transactions will be properly and accurately recorded.

•	Sales agents, consultants and similar advisers will be appointed in accordance with these principles and paid at a rate consistent with the value of their services.

•	Conflicts of interest: Employees will disclose to the company any activities that involve, or could appear to involve, a conflict between their personal interests and the interests of Pharmaxis. Areas where conflicts might arise include: ownership interests in businesses with which Pharmaxis deals, share ownership, direct or indirect personal interest in contracts, seeking or accepting gifts or entertainment beyond levels considered reasonable in the business environment, employment outside of Pharmaxis or use of confidential information. Where a conflict of interest arises or may arise, an employee must disclose the conflict to his or her supervisor. The supervisor will ensure that measures are put in place to protect parties affected by the conflict of interests from that conflict. Depending upon the nature and extent of the conflict, the measures taken to protect against conflict of interest may include ensuring that the conflicted or potentially conflicted employee does not participate in the relevant decision or activity, or disclosing the conflict to third parties affected by the conflict and ensuring that the conflicted or potentially conflicted employee is not the sole decision maker on the matter. Employees who are directors of Pharmaxis or its subsidiaries will be guided by the constitution of Pharmaxis or the subsidiary and will ensure that they abide by the provisions in the Corporations Act or equivalent local legislation governing conflicts of interest. Where there is doubt the matter should be raised with the Chairman of Pharmaxis.

•	Corporate opportunities: Employees will not take advantage of property , information or position, or opportunities arising from these, for personal gain or to compete with Pharmaxis.

•	Confidentiality: Employees will not breach Pharmaxis’s confidentiality or make use of confidential information obtained from Pharmaxis for personal gain or in a manner which would be detrimental to Pharmaxis. Confidential information of Pharmaxis is not to be used except in ways which are authorised by Pharmaxis or legally mandated. The same applies to confidential information belonging to third parties which an employee may obtain in the course of their duties. Pharmaxis will respect the confidentiality of its employees.

•	Conduct of Clinical Trials: The well being of clinical trial participants is to be placed first. Company sponsored clinical trials will adhere to the principles of Good Clinical Practice.

•	Use of company assets: Pharmaxis assets must be acquired, maintained and used in an efficient manner and for legitimate Pharmaxis business purposes. Pharmaxis assets also include patents, trade secrets and other proprietary and confidential information.

•	Share trading policy: Employees will comply with the Pharmaxis Share Trading Policy.

•	Continuous disclosure and shareholder communications: Employees will comply with the Pharmaxis Continuous Disclosure and Shareholder Communications Policy.

•	Email: Employees are responsible for using the company’s email and internet resources responsibly and for company use. All communications and information transmitted by, received from or created or stored in the company’s information systems are the company’s records and property.

•	Improper Influence on Conduct of Audits: It is inappropriate behavior to attempt to improperly influence the Company’s auditor.

6.	Employment practices

Employees should be treated justly and fairly and rewarded for their achievements. Employees should feel that they can discuss, on a confidential basis, any problem associated with their employment with the Company. Pharmaxis employment policies include:

•	Occupational health and safety: Pharmaxis is committed to providing a safe and healthy working environment and to working with contractors and suppliers that also operate a safe and healthy work environment. Pharmaxis can only provide a healthy and safe working environment with the cooperation of every employee. As part of that cooperation employees must:

•	Acquaint themselves with the requirements of all applicable occupational health and safety laws.

•	Apply best operating practice in our industry with regard to safety and health.

•	Regularly review risk management systems to properly identify, control and prevent accidents in the workplace. When accidents happen, employees should be treated fairly during the subsequent investigation.

•	Safety procedures should never be compromised to meet operational targets.

•	Non-discrimination and sexual harassment: Pharmaxis is an equal opportunities employer. The company is committed to developing an appropriately qualified and experienced workforce, and providing a work environment in which everyone is treated fairly and with respect, irrespective of gender, race, sexual orientation, age, disability, religion or ethnic origin. Employment and advancement within Pharmaxis will be based on merit.

•	Creating an environment where everyone is encouraged to give their best and realise their full potential.

•	Freedom of association: Pharmaxis respects the individual’s right to freedom of association.

•	Creating an environment where employees can discuss any problems connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

•	Except in the case of summary dismissal for serious misconduct, giving employees a reasonable chance to remedy any inappropriate conduct or performance.

7.	Responsibilities to the community:

•	Environment: Pharmaxis values the natural environment and is committed to sound environmental practices in our operations. Pharmaxis employees are asked to take a thoughtful approach to environmental risk management. The company is required to comply with relevant environmental laws and regulations and adopts the following principles:

•	Thorough understanding of all relevant environmental laws, regulations and industry best practice relevant to the company’s areas of operation.

•	Improving efficiency of resource usage.

•	Minimising emissions and waste.

•	Responding to community concerns with integrity, honesty and respect.

•	Human rights: Pharmaxis supports and upholds the principles contained in the Universal Declaration on Human Rights. In particular Pharmaxis will not tolerate child labour or forced labour in the company’s operations or those of our suppliers.

•	Animal Welfare: The development of new pharmaceutical products is a highly regulated process, controlled on an individual country by country basis. Government agencies enforce stringent efficacy and safety testing standards that must be attained before pharmaceutical products can be administered to humans. These government mandated safety and efficacy standards include testing in non-human species.

Pharmaxis seeks to minimize the number of tests it conducts involving animals.

The company’s tests for efficacy and safety are conducted in a number of third party facilities situated in Australia, the USA and the EEC. The operations of these facilities are regulated by the legislation of Australia, the USA and the EEC respectively. Such regulation typically includes oversight of tests by an ethics committee responsible to ensure the tests are justified on a technical and ethical basis, and that the facility fully complies with local standards for the conduct of such tests.

8.	Reporting violations of the code of ethics or other unethical conduct

Trust and integrity are vital to Pharmaxis. Misconduct and malpractice breach trust and endanger our reputation and business. The best way of protecting trust is for employees who have genuine suspicions about wrongdoing to know that they have a safe environment in which to speak up without fear of reprisal or victimisation. Employees who raise their concerns with management when they have genuine suspicions of wrongdoing will be taken seriously and will not be victimised. As Pharmaxis is currently a small company, employees should contact the chief executive officer or the chairman of the board with respect to ethical and conduct issues. Their concerns will be properly investigated and any necessary action taken.

Each employee shall receive a copy of this Code of Conduct. Management shall monitor compliance and implement special training and/or additional monitoring as appropriate.